Exhibit 99.1

Fusion Fuel’s BrightHy Solutions and Houpu Global Clean Energy Sign Strategic Agency Agreement to Expand Hydrogen Infrastructure in Europe and Latin America

Dublin, July 17, 2025 -- Fusion Fuel Green PLC´s (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”) hydrogen advisory and solutions subsidiary, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), has signed an agency agreement with Houpu Global Clean Energy Co., Ltd. (“Houpu Global Clean Energy”), a leading Chinese manufacturer of hydrogen refueling equipment and clean energy technologies.

The commercial relationship represents a key milestone in Fusion Fuel’s strategy to expand the deployment of advanced hydrogen refueling infrastructure and integrated hydrogen systems across Iberia and Latin America.

Under this agreement, BrightHy Solutions will act as Houpu Global Clean Energy’s authorized agent for its hydrogen product portfolio within the territory, leveraging BrightHy Solutions’ deep market experience, commercial network, and engineering expertise to promote, negotiate, and deliver Houpu Global Clean Energy’s equipment and services. The collaboration aims to accelerate the development of hydrogen infrastructure projects that support industrial decarbonization and clean mobility solutions throughout the region.

Houpu Global Clean Energy, with its extensive manufacturing capabilities, engineering know-how, and global project references, brings cutting-edge hydrogen refueling and clean energy solutions to the commercial relationship. Combined with BrightHy’s localized presence, business development capabilities, and technical support services, customers will benefit from an integrated approach that ensures reliable, efficient, and high-quality project execution.

“We are excited to collaborate with Houpu Global Clean Energy to expand the reach of their hydrogen refueling and clean energy technologies in our markets,” said Mr. Frederico Figueira de Chaves, Chief Executive Officer of BrightHy Solutions. “Houpu Global Clean Energy’s strong industrial background, combined with BrightHy Solutions’ customer-driven approach and local expertise, positions us to deliver complete and dependable solutions to clients who are driving the hydrogen transition.”

Mr. Liu Xing, vice president of Houpu Global Clean Energy, added: “Working with BrightHy Solutions strengthens our ability to serve the growing demand for hydrogen infrastructure outside of China. Their market knowledge and commitment to technical excellence make them an ideal partner to jointly pursue the expansion of hydrogen solutions across new territories.”

As demand for hydrogen continues to grow globally, this agreement reinforces both companies’ shared vision to advance practical, safe, and scalable hydrogen technologies in support of the global energy transition.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

About Bright Hydrogen Solutions Ltd

Bright Hydrogen Solutions Ltd, a subsidiary of Fusion Fuel Green PLC (NASDAQ: HTOO) is positioning itself as a leader in the hydrogen through electrolysis solutions market. With its substantial industry experience, BrightHy Solutions is a partner to clients through the entire hydrogen production value chain including plant design, tailored engineering solutions, equipment sourcing, engineering and implementation oversight. BrightHy Solutions has a strong and core focus on safety, reliability, and efficiency.

About Houpu Global Clean Energy Co., Ltd.

Houpu Global Clean Energy Co., Ltd. is a leading provider of hydrogen refueling and clean energy infrastructure solutions, specializing in the development and integration of equipment for the entire hydrogen value chain. As a pioneer in China’s clean mobility sector, Houpu Global Clean Energy leverages decades of engineering experience and a strong manufacturing base to deliver advanced solutions including hydrogen dispensers, compressors, storage systems, and control systems. The company’s expertise spans design, manufacturing, and turnkey deployment of hydrogen refueling stations and related equipment. With a commitment to safety, reliability, and innovation, Houpu Global Clean Energy is enabling the decarbonization of transportation and industry, supporting the global shift toward a low-carbon future.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

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